UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
under the Securities Exchange Act of 1934
(Amendment No. ___)

XETA TECHNOLOGIES, INC.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

983909102
(CUSIP Number)

Jack R. Ingram XETA Technologies, Inc. 1814 W. Tacoma Broken Arrow, Oklahoma 74012 (918) 664-8200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 8, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 983909102		Page 2 of 7

1	NAMES OF REPORTING PERSON I.R.S IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Jack R. Ingram

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(1)

(a)

(b)

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

111,000

	8	SHARED VOTING POWER

979,579

	9	SOLE DISPOSITIVE POWER

780,579

	10	SHARED DISPOSITIVE POWER

310,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,080,579

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES(2)

☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.7%

14	TYPE OF REPORTING PERSON

IN

(1) The reporting person expressly disclaims the existence of a group.

(2) Excludes 10,000 shares held by Mr. Ingram’s wife in her sole name.

Explanatory Note

          This Schedule 13D of Jack R. Ingram, relating to the common stock, par value $0.001 per share (the “Common Stock”), of XETA Technologies, Inc., an Oklahoma corporation (the “Company” or “Issuer”), is being filed to report (i) Mr. Ingram’s ownership position in the Company of more than 5% of the Company’s outstanding Common Stock since August 1, 1990 and (ii) a recent disposition by Mr. Ingram of 200,000 shares of his Common Stock.  As of August 1, 1990, Mr. Ingram held beneficial ownership of  418,000 shares of Common Stock (after adjustment for two stock splits that occurred in 1999 and 2000), including 200,000 shares for which Mr. Ingram had the right to acquire upon the exercise of vested stock options.  Net sales, transfers and purchases since August 1990 have increased Mr. Ingram’s percentage beneficial ownership of the Common Stock.  Mr. Ingram has not previously filed a Schedule 13D relating to his Common Stock.

Item 1.  Security and Issuer

The name of the Issuer is XETA Technologies, Inc., an Oklahoma corporation.  The address of the Issuer’s principal executive offices is 1814 West Tacoma, Broken Arrow, Oklahoma  74012.  This Schedule 13D relates to the Issuer’s Common Stock.  The Common Stock is registered under Section 12(g) of the Securities Act of 1934.

Item 2.  Identity and Background

(a)-(c)     The name of the person filing this statement is Jack R. Ingram.  His business address is 1814 W. Tacoma, Broken Arrow, Oklahoma  74012.  His present principal occupation is Chairman of the Board and Chief Executive Officer of XETA Technologies, Inc.  Mr. Ingram is filing this Schedule 13D individually and as co-trustee of the Jack R. Ingram Revocable Trust dated March 13, 1998 (the “Revocable Trust”).  Mr. Ingram is co-trustee of such trust with his wife, Deanna K. Ingram.

(d)          During the last five years, Mr. Ingram has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          During the last five years, Mr. Ingram was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not or was not as a result of such proceeding subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)          Mr. Ingram is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

Mr. Ingram used personal funds for the purchase of the shares reported  in Item 5 below.  The amount paid for shares acquired on the open market was market price at the time of purchase, and the amount paid for shares acquired upon exercise of stock options was the option exercise price, which in each case was equal to or greater than the market price on the date the stock option was granted.

Item 4.  Purpose of Transaction

This Schedule 13D is being filed to report Mr. Ingram’s ownership position in the Company of over 5% of the Company’s outstanding Common Stock since August 1, 1990.  The shares reported in Item 5 below were acquired through open market purchases and through the exercise of stock options granted by the Issuer to Mr. Ingram in connection with his employment by the Company.  Most of the shares reported as beneficially owned by Mr. Ingram in Item 5 below were acquired prior to November 1, 1993 (and give effect to two 2-for-1 stock splits that occurred in 1999 and 2000).

The acquisitions of shares by Mr. Ingram have been made for investment purposes.  Mr. Ingram may, depending on his evaluation of the Company’s business, prospects and financial condition, the market for the Common Stock, other opportunities available to Mr. Ingram, general economic conditions, regulatory conditions, financial and stock market conditions and other future developments, make additional purchases of Common Stock either in the open market or in private transactions (or combinations thereof).  Depending upon the circumstances, Mr. Ingram might hold his shares of Common Stock for an extended period of time, or may decide to sell all or part of his investment in the Common Stock as market conditions permit to diversify his personal investment portfolio.

Other than as described above and subject to the paragraph immediately following this paragraph, Mr. Ingram has no present plans or proposals which relate to or would result in: (a) the acquisition or disposition by any person of the securities of the Company (except for securities that may be awarded under Company equity compensation or benefit plans with respect to employees, executive officers or directors of the Company); (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of the assets of the Company or any of its subsidiaries; (d) a change in the present board of directors or management of the Company, including any plans or proposals to change the number of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s Certificate of Incorporation or Bylaws or other actions which might impede the acquisition of control of the Company by any person; (h) causing a class of the Company’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration under Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

Mr. Ingram, in his capacities as Chief Executive Officer and as a director of the Company, may at any particular time and from time to time in the future, formulate, discuss, make or have such plans or proposals concerning the Company which may relate to or may result in certain of the events or circumstances set forth in clauses (a) – (j) of the immediately preceding paragraph.

This Schedule 13D is also being filed to report a recent disposition by Mr. Ingram of 200,000 shares of the Company’s Common Stock.  The number of shares reported in Item 5 below takes into account the sale of such shares.  The shares were sold by Mr. Ingram from shares held in his Revocable Trust, in a privately negotiated transaction, to Kinderhook Partners, LP and affiliates.  The sale price was $3.25 per share and was paid in cash on March 8, 2005, the date of sale.  On March 8, the closing price per share of the Company’s Common Stock as reported on Nasdaq was $ 3.44 per share.

Item 5.  Interest in Securities of the Issuer

(a)          As of March 8, 2005, the aggregate number of securities beneficially owned by Mr. Ingram is  1,080,579 shares of Common Stock, representing approximately 10.7% of the Issuer’s outstanding Common Stock.  Of these Shares, 35,000 are shares for which Mr. Ingram has the right to acquire upon the exercise of vested stock options. Excluded from the shares reported as being beneficially owned by Mr. Ingram are 10,000 shares held by Mr. Ingram’s wife in her sole name; although Mr. Ingram may be deemed to be the beneficial owner of these 10,000 shares, Mr. Ingram disclaims beneficial ownership of these shares and the filing of this Schedule 13D shall not be construed as an admission that Mr. Ingram is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of such shares.

(b)          Of the aggregate number of shares beneficially owned by Mr. Ingram as reported in (a) above, Mr. Ingram holds 669,579 shares in the Revocable Trust, for which he and his wife serve as co-trustees, and 300,000 shares in joint tenancy with his wife, constituting a total of 969,579 shares as to which he shares the power to vote or direct the vote with his wife.  Mr. Ingram has sole voting power as to the remaining 111,000 shares.

               Of the aggregate number of shares beneficially owned by Mr. Ingram as reported in (a) above, Mr. Ingram has sole power to dispose or to direct the disposition of 780,579 shares, and has shared power, with his wife, to dispose or direct the disposition of the 300,000 shares they hold together in joint tenancy.

(c)          Other than the sale of 200,000 shares of Common Stock described in Item 4 above, Mr. Ingram has not effected any transaction in the Common Stock during the past sixty days.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

               Mr. Ingram sold 200,000 shares of his Common Stock to Kinderhook Partners, LP and affiliates on March 8, 2005 in the transaction described in Item 4 above.  At present, except for stock option agreements and award agreements under the Company’s executive compensation plans under which Mr. Ingram participates, and the Revocable Trust agreement described in the following paragraph, there are no other contracts, arrangements, understandings, or relationships with respect to securities of the Company involving Mr. Ingram.

               Under the terms of the Revocable Trust, Mr. Ingram retains the power to direct the transfer or retention of the shares held by such Trust and to receive or direct the receipt of the proceeds of sale of such shares in the event of their sale; and Mr. Ingram and his wife, as co-trustees, have the power to vote or direct the vote of such shares.  Mr. Ingram also retains sole power to revoke the Trust at any time during his lifetime and as such, may be deemed the sole beneficial owner of such shares pursuant to Rule 13d-3(d) of the rules and regulations to the Securities Exchange Act of 1934.

Item 7.  Material to Be Filed as Exhibits

               None.

SIGNATURE

          After reasonably inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 8, 2005
Date

/s/ JACK R. INGRAM

Signature

JACK R. INGRAM

Name/Title

Attention:     Intentional misstatements or omissions of fact constitute Federal criminal violations (See Sec. 18 U.S.C. 1001).